VIA EDGAR

October 10, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Avigen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-28272

Ladies and Gentlemen:

     On behalf of Avigen, Inc., I am responding to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2007, with respect to the Form 10-K referenced above (the “Comments”). The Staff’s comment regarding the Form 10-K, for the Staff’s convenience, has been incorporated into this response letter.

Form 10-K – December 31, 2006

Item 8. Financial Statements and Supplemental Data, page 36

Report of Odenberg, Ullakko, Muranishi & Co. LLP, page 37

1.	Odenberg, Ullakko, Muranishi & Co. has relied on other auditors as it relates to the period from inception through December 31, 2005. Ernst & Young’s report included in the filing does not cover that period although they did opine on that period in their report included in the December 31, 2005 Form 10-K. Please have Ernst & Young provide you a revised report covering this period and include it in the filing as required by rule 2-05 of Regulation S-X.

     In response to the Staff’s comment, Avigen intends to file an amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Amendment”) so that Item 8 of Part II shall include Ernst & Young’s revised report covering the period from inception (October 22, 1992) through December 31, 2005 as required by Rule 2-05 of Regulation S-X. Avigen intends to file the Amendment on or before October 31, 2007.

* * * *

     In addition, Avigen acknowledges:

  Avigen is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  Avigen may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call me at (510) 748-7172 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Avigen, Inc.

/s/ ANDREW A. SAUTER
By:	Andrew A. Sauter
Vice President, Finance